Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2005 Audited Consolidated Financial Statements for a summary of the differences between Canadian and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of May 5, 2006.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Wireless Inc. and its subsidiaries;

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving over 6.3 million subscribers at March 31, 2006, including over 6.2 million wireless voice and data subscribers. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless voice service internationally in over 180 countries and GPRS service internationally in over 85 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

We are wholly owned by Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is a diversified Canadian communications and media company which, in addition to its ownership in Rogers Wireless, is engaged in cable television, high-speed Internet access, video retailing and local and long distance voice and data telecommunications services for business and residential customers across Canada through Canada's largest cable television provider, Rogers Cable Inc. (“Rogers Cable and Telecom”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Rogers Media”), collectively referred to herein as the “Rogers Group of Companies”.

Rogers Wireless Inc.	1	First Quarter 2006

Recent Developments

Effective March 31, 2006, we contributed certain assets to Inukshuk Wireless Partnership (“Inukshuk”), a joint venture between Bell Canada and ourselves to build and manage a Canada-wide wireless broadband network licensed by Industry Canada. Each venturer has a 50% ownership interest. The network footprint is expected to cover over 45 cities and approximately 100 unserved rural and remote communities across Canada by the end of 2008.

The initial phase of the network covers over 5 million households and 40% of the Canadian population and is now available in 20 centres across Canada. This next generation Internet Protocol (“IP”) wireless network based on pre-WiMAX standards enables portable megabit services, allowing subscribers to access the Internet and other applications such as voice-over Internet Protocol (“VoIP”), video streaming and a variety of data applications. The total investment into the partnership is expected to reach $200 million by 2008. Inukshuk also invests a minimum of $3 million per year to support content and connectivity initiatives. While this is a common network, each of Rogers and Bell will compete for customers and offer its own services to these customers.

The Inukshuk fixed wireless network leverages existing network sites of both Rogers and Bell, wirelessly connecting each of Rogers’ and Bell’s customers to the Internet and providing secure data transmission over licensed spectrum. The new technology is also being deployed by companies in the U.S. and Mexico and Inukshuk expects Canadian users to have access to an extensive North American broadband footprint in the future.

Our contribution on March 31, 2006 consisted of 2.5GHz spectrum with an estimated fair value of $55.0 million and a $6.6 million note receivable. We proportionately consolidate the results of Inukshuk.

Rogers Wireless Inc.	2	First Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the First Quarter Ended March 31, 2006

Summarized Consolidated Financial Results

	Three Months Ended March 31,
(In millions of dollars, except per share amounts and margin)	2006	2005	% Chg
Operating revenue
Postpaid (voice and data)	$906.8	$750.2	20.9
Prepaid	46.6	48.1	(3.1)
One-way messaging	3.4	5.0	(32.0)
Network revenue	956.8	803.3	19.1
Equipment sales	94.4	72.1	30.9
Total operating revenue	1,051.2	875.4	20.1

Operating expenses
Cost of equipment sales	194.6	159.6	21.9
Sales and marketing expenses	128.2	124.0	3.4
Operating, general and administrative expenses	320.0	289.5	10.5
Management fees	3.1	3.0	3.3
Integration expenses(1)	3.3	3.9	(15.4)
Total operating expenses	649.2	580.0	11.9

Operating profit (2)(3)	402.0	295.4	36.1
Depreciation and amortization	145.7	145.4	0.2
Operating income	256.3	150.0	70.9
Interest expense on long-term debt	(101.6)	(100.0)	1.6
Interest income from affiliated company	39.5	-	-
Foreign exchange loss	(1.2)	(4.0)	(70.0)
Change in the fair value of derivative instruments	2.8	3.7	(24.3)
Other expense	(0.5)	(0.7)	(28.6)
Income tax expense:
Current	(1.4)	(1.8)	(22.2)
Future	(48.8)	-	-
Net income	$145.1	$47.2	-

Earnings per share - basic and diluted	$65.46	$29.44	122.4
Operating profit margin as % of network revenue(3)	42.0%	36.8%
Additions to property, plant and equipment ("PP&E")(3)	$114.9	$119.2	(3.6)

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)	Operating profit includes a loss of $2.6 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2006, (2005 - $1.5 million loss).
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Wireless Inc.	3	First Quarter 2006

Network Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	303.6	329.6	(26.0)	(7.9)
Net additions	89.6	89.2	0.4	0.4
Total postpaid retail subscribers	4,907.8	4,273.3	634.5	14.8
Average monthly revenue per user ("ARPU")(1)	$62.20	$59.20	$3.00	5.1
Average monthly usage (minutes)	521	454	67	14.8
Monthly churn	1.47%	1.90%	(0.43%)	(22.6)
Prepaid
Gross additions	126.5	123.3	3.2	2.6
Net losses(2)	(40.9)	(24.2)	(16.7)	69.0
Total prepaid retail subscribers	1,308.9	1,309.9	(1.0)	(0.1)
ARPU(1)	$11.68	$12.09	$(0.41)	(3.4)
Monthly churn(2)	4.18%	3.70%	0.48%	13.0
Wholesale
Total wholesale subscribers	115.4	98.6	16.8	17.0

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section; As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

Network Revenue

Network revenue of $956.8 million accounted for 91.0% of our total revenue in the three months ended March 31, 2006 and increased 19.1% from the corresponding period in 2005. This increase was driven by the continued growth of our postpaid subscriber base and the increase in postpaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 89,600 for the three months ended March 31, 2006 compared to 89,200 in the corresponding period of 2005. Prepaid subscriber net losses for the three months ended March 31, 2006 were 40,900 compared to 24,200 in the corresponding period of 2005. We ended the quarter with a total of 6,216,700 retail wireless voice and data subscribers.

Postpaid voice and data monthly ARPU was $62.20 for the three months ended March 31, 2006, a 5.1% increase compared to the first three months of 2005. We have continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. Comparing the three months ended March 31, 2006 to the three months ended March 31, 2005, data revenues increased 72.0% and roaming revenues increased 33.1%. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travellers to Canada who utilize our network. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Rogers Wireless Inc.	4	First Quarter 2006

Data revenue totalled $98.5 million for the three months ended March 31, 2006. Data revenue represented approximately 10.3% of total network revenue in the first three months of 2006 compared to 7.1% in 2005, reflecting the continued rapid growth of BlackBerry, text and multimedia messaging services, wireless Internet access, downloadable ring tones, music and games, and other wireless data services and applications.

Monthly postpaid voice and data subscriber churn decreased to 1.47% in the three months ended March 31, 2006, from 1.90% in 2005 as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in 2005.

Prepaid monthly ARPU decreased $0.41 to $11.68 for the three months ended March 31, 2006, compared to the first quarter of 2005. In addition, monthly prepaid churn increased to 4.18% in the three months ended March 31, 2006 from 3.70% in 2005. These impacts were due to the competitive prepaid offerings in the market.

Equipment Sales

Revenue from equipment sales for the three months ended March 31, 2006, including activation fees and net of equipment subsidies, was $94.4 million, up 30.9% from the corresponding period in 2005. The year-over-year increase reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices as discussed above.

Operating Expenses

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$194.6	$159.6	21.9
Sales and marketing expenses	128.2	124.0	3.4
Operating, general and administrative expenses	320.0	289.5	10.5
Management fees	3.1	3.0	3.3
Integration expenses (1)	3.3	3.9	(15.4)
Total operating expenses	$649.2	$580.0	11.9

Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (2)	$19.79	$19.39	2.1
Sales and marketing costs per gross subscriber addition (2)	$410	$380	7.9

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information” section.

Rogers Wireless Inc.	5	First Quarter 2006

Cost of equipment sales increased by $35.0 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 as a result of the increased volume of handset upgrades.

Sales and marketing expenses increased by $4.2 million for the three months ended March 31, 2006 compared to the corresponding period in 2005. Our marketing efforts during the first three months of 2006 included targeted programs to acquire high value customers on longer term contracts, resulting in increases in our sales and marketing costs per gross addition.

Operating, general and administrative expenses increased by $30.5 million for the three months ended March 31, 2006 compared to the corresponding period in 2005. This increase was primarily due to the increases in retention spending and costs to support data and roaming contributed to the increase. These increased costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending including subsidies on handset upgrades was $78.4 million for the three months ended March 31, 2006 compared to $60.4 million in 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

We incurred $3.3 million of costs during the three months ended March 31, 2006, compared to $3.9 million in the corresponding period of 2005, for integration expenses associated with the Fido acquisition. These integration expenses, which are predominately for severance and consulting, have been recorded within operating expenses.

For the three months ended March 31, 2006, the average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses was $19.79. The $0.40 year-over-year increase primarily reflects our increased spending on handset upgrades associated with targeted retention programs.

Operating Profit

Operating profit grew by $106.6 million, or 36.1%, to $402.0 million in the three months ended March 31, 2006 from $295.4 million in the corresponding period in 2005, due to network revenue growth of 19.1%, partially offset by the growth in operating expenses as discussed above. Operating profit margin increased to 42.0% during the three months ended March 31, 2006 compared to 36.8% in the first quarter of 2005.

During the three months ended March 31, 2006, the Inukshuk wireless broadband initiative recorded an operating loss of $2.6 million, compared to an operating loss of $1.5 million for the three months ended March 31, 2005. The operating loss for the Inukshuk wireless broadband initiative is included in the Wireless operating profit.

Rogers Wireless Inc.	6	First Quarter 2006

Reconciliation of Operating Profit to Net Income for the Period

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Operating profit (1)	$402.0	$295.4	36.1
Depreciation and amortization	(145.7)	(145.4)	0.2
Operating income	256.3	150.0	70.9
Interest expense on long-term debt	(101.6)	(100.0)	1.6
Interest income from affiliated company	39.5	-	-
Foreign exchange loss	(1.2)	(4.0)	(70.0)
Change in the fair value of derivative instruments	2.8	3.7	(24.3)
Other expense	(0.5)	(0.7)	(28.6)
Income tax expense:
Current	(1.4)	(1.8)	(22.2)
Future	(48.8)	-	-
Net income	$145.1	$47.2	-

(1)	As defined. See the “Key Performance Indicators and non-GAAP Measures” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was relatively unchanged in the three months ended March 31, 2006 compared to 2005.

Operating Income

Operating income grew to $256.3 million for the three months ended March 31,2006. The 70.9% increase from the respective period in 2005 reflects increased operating profit as previously discussed.

Interest on Long-Term Debt

Interest expense of $101.6 million for the three months ended March 31, 2006 was essentially unchanged compared to the corresponding period in 2005 since total debt, including the economic impact of cross-currency interest exchange agreements, was essentially unchanged at March 31, 2006 compared to March 31, 2005.

Interest Income from Affiliated Company

Interest income from affiliated company of $39.5 million for the three months ended March 31, 2006 (2005 - nil) reflects the interest earned on the $2.0 billion note receivable from a subsidiary of RCI.

Foreign Exchange Loss

The $1.2 million foreign exchange loss in the three month period ending March 31, 2006 was primarily due to the weakening of the Canadian dollar relative to the U.S. dollar during the first quarter of 2006 relative to 2005.

Rogers Wireless Inc.	7	First Quarter 2006

Change in Fair Value of Derivative Instruments

For the three months ended March 31, 2006, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $2.8 million, compared to $3.7 million in 2005.

Income Tax Expense

Current income taxes for the three months ended March 31, 2006 and for the corresponding period in 2005 consisted primarily of the Federal Large Corporations Tax. We recorded future income tax expense of $48.8 million during the three months ended March 31, 2006 as compared to no future income tax expense for the corresponding period in 2005. The future income tax expense in the current period resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been recognized at December 31, 2005.

Net Income

We recorded net income of $145.1 million in the three months ended March 31, 2006, compared to $47.2 million in the corresponding period of 2005, primarily as a result of increased operating profit as discussed previously.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Additions to PP&E
Network - capacity	$37.8	$75.3	(49.8)
Network - other	6.8	27.0	(74.8)
Information technology and other	16.6	12.9	28.7
Integration of Fido	-	4.0	-
HSDPA	16.5	-	-
Inukshuk	37.2	-	-
Total additions to PP&E	$114.9	$119.2	(3.6)

The $114.9 million of additions to PP&E for the three months ended March 31, 2006 reflect spending on network capacity and technology enhancements. Additions to PP&E in the three months ended March 31, 2006 includes $37.2 million of expenditures related to Inukshuk.

Network-related additions to PP&E in the three months ended March 31, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Rogers Wireless Inc.	8	First Quarter 2006

On February 9, 2006, we announced our intention to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telecommunications System/High Speed Downlink Packet Access) standard which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next-generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimate that the deployment of this network across most of the major Canadian cities will require a total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. (See the section entitled “Caution Regarding Forward-Looking Statements” below.) To date, $16.5 million has been incurred on the deployment of HSDPA.

UPDATE ON FIDO INTEGRATION

During the three months ended March 31, 2006, we incurred $3.3 million in integration expenses related to the November 2004 acquisition of Fido.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended March 31, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $303.7 million from $196.1 million in the corresponding period of 2005. The $107.6 million increase is primarily the result of $106.6 million increase in operating profit.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2006, cash generated from operations was $381.0 million, compared to $117.7 million in the corresponding period of 2005.

Funds used during the three months ended March 31, 2006, totalled approximately $353.5 million, the details of which are:

•	funding the $154.3 million of additions to PP&E, including the $39.3 million change in non-cash working capital;

•	funding an aggregate $148.0 million net intercompany advances to RWCI;

Rogers Wireless Inc.	9	First Quarter 2006

•	funding $51.0 million net repayment of drawdowns under our bank credit facility; and

•	funding $0.2 million repayment of mortgages and capital leases.

Taking into account the cash deficit of $86.2 million at the beginning of the year, the cash deficit at the end of the quarter was $58.7 million .

Financing

Our long-term financial instruments are described in Note 10 to our 2005 audited consolidated financial statements. Other than the $51.0 million net repayment of bank debt and the $0.2 million repayment of mortgages and capital leases and the intercompany advances of $148.0 million to RWCI, there was no change in our financing during the three months ended March 31, 2006 compared to December 31, 2005.

See “Recent Developments” for a description of our contribution of certain assets to Inukshuk Wireless Partnership which ultimately resulted in a 50% ownership interest in this partnership.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

There has been no change in our hedging status during the three months ended March 31, 2006 from that disclosed in the 2005 Annual MD&A. As at March 31, 2006, 97.2% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis, as outlined below.

Rogers Wireless Inc.	10	First Quarter 2006

(In millions of dollars, except percentages)	March 31, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$3,364.9		US	$3,364.9

Hedged with cross-currency interest
rate exchange agreements	US	$3,271.8		US	$3,271.8

Hedged Exchange Rate		1.2826			1.2826

Percent Hedged		97.2	%(1)		97.2%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$550.0
at US $ floating rate of LIBOR plus		3.13%			3.13%
for all-in rate of		8.04%			7.62%
to Cdn $ floating at bankers acceptance plus		3.42%			3.42%
for all-in rate of		7.34%			6.90%
on Cdn $ principal of	Cdn	$652.7		Cdn	$652.7

Converted US $ principal of	US	$2,670.0		US	$2,670.0
at US $ fixed rate of		7.61%			7.61%
to Cdn $ fixed rate of		8.34%			8.34%
on Cdn $ principal of	Cdn	$3,476.3		Cdn	$3,476.3

Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		6.59%			6.07%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,968.5		Cdn	$5,019.3
Total long-term debt at fixed rates	Cdn	$4,228.4		Cdn	$4,228.2
Percent of long-term debt fixed		85.1%			84.2%

Weighted average interest rate on long-term debt		8.21%			8.13%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on March 31, 2006, Wireless accounted for 81.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 97.2% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Wireless Inc.	11	First Quarter 2006

Outstanding Share Data

There were no changes in our outstanding shares during the three months ended March 31, 2006. Subsequent to the end of the quarter, on April 7, 2006, we issued 10 common shares to RWCI for cash consideration of $7.7 million.

Dividends and Distributions

We did not declare or pay any dividends during the three months ended March 31, 2006. Subsequent to the end of the quarter, on April 7, 2006, we paid dividends of $53.4 million to RCI on our First preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. We subsequently repaid this note by transferring a $52.6 million non-interest bearing demand promissory note from a subsidiary of RCI and cash of $0.8 million to another subsidiary of RCI.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in the Notes to our 2005 Audited Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2005.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power and also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Minister of Industry stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

Rogers Wireless Inc.	12	First Quarter 2006

Inukshuk

On March 31, 2006, Industry Canada transferred our Inukshuk licence to Inukshuk Wireless Partnership, a joint venture with Bell Canada. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that we or any other incumbent licencee, would be allowed to purchase the spectrum at an auction.

Our Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by us are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2005 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU
•	Subscriber counts and subscriber churn
•	Operating expenses and average monthly operating expense per subscriber
•	Sales and marketing costs (or cost of acquisition) per gross subscriber addition
•	Operating profit
•	Operating profit margin
•	Additions to PP&E

Rogers Wireless Inc.	13	First Quarter 2006

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2005 Annual MD&A.

	Financial
	Statement	Three Months Ended March 31,
(In thousands of dollars)	Category	2006	2005
RCI:
Management fees	Management fees	$3,096	$3,006
Rent income	Offset to operating, general and administrative ("OG&A")	(2,504)	(2,155)
Dividend declared	Retained earnings	40,068	-
Wireless products and services	Operating revenue	(307)	(184)
Cost of shared operating expenses	Various	75,034	54,637
Additions to PP&E (1)	PP&E	12,435	8,754
		127,822	64,058
Rogers Cable:
Wireless products and services for resale	Operating revenue	(6,692)	(3,160)
Subscriber activation commissions and customer service	OG&A	11,580	6,989
Rent income	Offset to OG&A	(1,481)	(1,283)
Wireless products and services	Operating revenue	(936)	(736)
Consolidated billing services	OG&A	(2,205)	(1,239)
Transmission facilities	Various	326	326
Long distance and roaming expenses	OG&A	5,460	-
Wireless broadband expenses	OG&A	119	-
Billing services	OG&A	545	-
Charges for PP&E (1)	PP&E	-	(125)
		6,716	772
Rogers Media:
Magazine sponsorship	OG&A	198	-
Magazine billing services	OG&A	(21)	-
Advertising	Sales and marketing	709	630
Rent income	Offset to OG&A	(3,005)	(2,845)
Wireless services	Operating revenue	(256)	(455)
		(2,375)	(2,670)
Other RCI subsidiary:
Interest on note receivable	Interest income	(39,452)	-
		$92,711	$62,160

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our Company and/or RCI. During the three months ended March 31, 2006 the total amounts paid by us to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$-	$1,240
Interest charges and other financing fees	-	4,080
	$-	$5,320

As disclosed in Note 14 to our consolidated financial statements for the year ended December 31, 2005, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million.

On April 7, 2006, as part of this arrangement, we paid dividends of $53.4 million to RCI on its First preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid us interest of $52.6 million on the $2.0 billion note receivable held by the Company (refer to Note 4 of our 2005 Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note.

After these payments of interest and dividends, RWCI subscribed for 10 of our common shares for cash consideration of $7.7 million. We also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI.

Rogers Wireless Inc.	14	First Quarter 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Audited Consolidated Financial Statements, Notes thereto, and our 2005 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three months ended March 31, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”.

CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three months ended March 31, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

No other new accounting standards were adopted in the three months ended March 31, 2006.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	15	First Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures

	Three months ended March 31,
($ in millions, except per subscriber figures) (subscribers in thousands)	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$906.8	$750.2
Divided by: Average postpaid wireless voice and data subscribers	4,859.2	4,224.2
Divided by: 3 months for the quarter	3	3
	$62.20	$59.20
Prepaid ARPU (monthly)
Prepaid revenue	$46.6	$48.1
Divided by: Average prepaid subscribers	1,328.6	1,324.8
Divided by: 3 months for the quarter	3	3
	$11.68	$12.09
Cost of acquisition per gross addition
Total sales and marketing expenses	$128.2	$124.0
Equipment margin loss (acquisition related)	49.7	50.0
	$177.9	$174.0
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	433.9	458.3
	$410	$380
Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$323.3	$293.4
Management fees	3.1	3.0
Equipment margin loss (retention related)	50.5	37.5
	$376.9	$333.9
Divided by: Average total wireless subscribers	6,349.5	5,740.0
Divided by: 3 months for the quarter	3	3
	$19.79	$19.39
Equipment margin loss
Equipment sales	$94.4	$72.1
Cost of equipment sales	(194.6)	(159.6)
	$(100.2)	$(87.5)

Acquisition related	$(49.7)	$(50.0)
Retention related	(50.5)	(37.5)
	$(100.2)	$(87.5)

Rogers Wireless Inc.	16	First Quarter 2006

SUPPLEMENTARY INFORMATION

QUARTERLY SUMMARY
	2006	2005				2004
(in thousands of dollars)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement (1)
Operating revenue
Postpaid (voice and data)	$906,708	$750,195	$816,751	$899,135	$917,363	513,077	560,852	604,541	682,658
Prepaid	46,570	48,062	52,981	55,336	53,209	24,566	25,632	25,013	41,447
One-way messaging	3,489	5,054	4,960	5,198	4,416	6,386	6,293	5,973	5,828
Network revenue	956,767	803,311	874,692	959,669	974,988	544,029	592,777	635,527	729,933
Equipment sales	94,470	72,060	89,194	109,221	123,521	48,812	63,143	85,609	83,695
Total operating revenue	1,051,237	875,371	963,886	1,068,890	1,098,509	592,841	655,920	721,136	813,628
Operating expenses (2)
Cost of equipment sales	194,601	159,586	161,325	209,074	243,230	85,416	109,016	144,410	170,698
Sales and marketing expenses	128,136	123,978	133,179	153,110	193,556	92,452	95,810	96,870	159,247
Operating, general and administrative expenses	320,043	289,551	292,914	312,444	344,070	195,316	204,002	210,345	265,168
Integration expenses	3,324	3,870	11,710	12,772	25,255	-	-	-	4,415
Management fees	3,096	3,006	3,006	3,007	3,006	2,919	2,919	2,918	2,919
Total operating expenses	649,200	579,991	602,134	690,407	809,117	376,103	411,747	454,543	602,447
Operating profit (2)	402,037	295,380	361,752	378,483	289,392	216,738	244,173	266,593	211,181
Depreciation and amortization	145,711	145,428	163,932	141,186	165,164	116,498	121,885	118,944	140,347
Operating income	256,326	149,952	197,820	237,297	124,228	100,240	122,288	147,649	70,834
Interest on long-term debt	(101,583)	(99,971)	(101,321)	(101,531)	(102,521)	(55,356)	(49,436)	(47,630)	(66,944)
Interest on note receivable (payable) from RCI and affiliated company	39,452	-	-	-	10,481	-	-	-	(7,196)
Foreign exchange gain (loss)	(1,229)	(3,987)	(11,754)	44,163	(2,725)	(24,376)	(32,776)	10,783	(345)
Change in fair value of derivative instruments	2,827	3,759	10,340	(42,767)	1,344	(18,900)	15,060	(5,206)	1,246
Loss on repayment of debt	-	-	-	-	-	(2,313)	-	-	-
Other income (expense)	(527)	(740)	609	(975)	(4,563)	1,037	18	4,036	2,849
Income tax expense - current	(1,425)	(1,789)	(1,661)	(1,296)	1,104	(1,319)	(1,319)	(1,320)	(2,540)
Income tax (expense) recovery - future	(48,775)	-	-	-	87,189	-	-	-	-
Net income (loss) for the period	$145,066	$47,224	$94,033	$134,891	$114,537	$(987)	$53,835	$108,312	$(2,096)

Earnings (loss) per share - basic and diluted	$65.46	$29.44	$58.63	$84.10	$64.75	$(0.62)	$33.57	$67.52	$(1.30)

Operating profit margin as % of network revenue	42.0%	36.8%	41.4%	39.4%	29.7%	39.8%	41.2%	42.0%	28.9%

Other Statistics:
Additions to PP&E (2)	114,923	119,228	153,736	106,844	205,114	130,887	84,992	89,911	133,367
Property, plant and equipment	2,687,763	2,593,749	2,622,275	2,615,655	2,681,415	2,314,820	2,279,391	2,249,063	2,586,264
Total assets	7,203,885	5,028,069	5,030,414	4,981,947	7,103,401	3,138,008	3,143,837	3,199,357	5,054,803
Total long-term debt, including current portion	4,590,330	4,728,383	4,782,622	4,565,601	4,637,537	2,279,822	2,274,399	2,145,533	4,953,256
Shareholder's equity (deficiency)	1,355,750	(1,096,075)	(998,928)	(866,575)	1,246,502	440,740	495,419	604,790	(1,146,245)

Wireless (voice and data) retail subscribers (3)(4)(5)	6,216,700	5,583,200	5,707,700	5,951,700	6,168,000	3,843,200	3,925,800	4,023,300	5,518,200
Wholesale subscribers(4)	115,400	98,600	106,400	88,200	107,700	-	-	-	91,200

(1)	As previously defined. See "Key Performance Indicators and Non-GAAP measures " section.
(2)	As previously defined. See "Key Performance Indicators and Non-GAAP measures" section.
(3)	Includes Fido subscriber base upon acquisition effective November 9, 2004.
(4)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'.
(5)	Total wireless retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc. ("Telecom").

Rogers Wireless Inc.	17	First Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements also include, but are not limited to, expected growth roaming revenues, retention spending and the deployment of new services and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the conclusions, forecasts or projections reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer-term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty; therefore, the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the section entitled “Updates to Risks and Uncertainties” in this Interim Quarterly MD&A, the “Risks and Uncertainties” section in our 2005 Annual MD&A and the section below entitled “Material Assumptions”.

Material Assumptions

Certain key assumptions were made in the preparation of forward-looking statements and information, the most significant of which include:

•
A revenue growth rate for the Canadian wireless industry of approximately 13% to 15% which is slightly below the 2005 growth rate, with a wireless industry penetration gain similar to modestly below the gain in 2005;

•	Wireless voice and data subscriber growth of approximately 9% with the majority of new subscribers being added onto postpaid rate plans;
•	Wireless ARPU levels grow modestly driven primarily by increased data usage, while wireless churn levels do not increase from 2005 levels; and
•
Wireless PP&E expenditure and operating expense plans contemplate the initial rollout of UMTS/HSDPA 3G wireless services during 2006 and the successful implementation of wireless local number portability in early 2007.

The above assumptions, although considered reasonable by us at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	18	First Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2006

Rogers Wireless Inc.	1	First Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars, except per share amounts)	2006	2005
Operating revenue:
Postpaid (voice and data)	$906,708	$750,195
Prepaid	46,570	48,062
One-way messaging	3,489	5,054
Network revenue	956,767	803,311
Equipment sales	94,470	72,060
Total operating revenue	1,051,237	875,371

Operating expenses:
Cost of equipment sales	194,601	159,586
Sales and marketing expenses	128,136	123,978
Operating, general and administrative expenses	320,043	289,551
Management fees	3,096	3,006
Integration expenses (note 2)	3,324	3,870
Depreciation and amortization	145,711	145,428
Operating income	256,326	149,952
Interest expense on long-term debt	(101,583)	(99,971)
Interest income from affiliated company	39,452	-
	194,195	49,981
Foreign exchange loss	(1,229)	(3,987)
Change in the fair value of derivative instruments	2,827	3,759
Other expense	(527)	(740)
Income before income taxes	195,266	49,013
Income tax expense:
Current	1,425	1,789
Future	48,775	-
Net income for the period	$145,066	$47,224

Earnings per share - basic and diluted (note 6)	$65.46	$29.44

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	2	First Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Cash provided by (used in):
Operating activities:
Net income for the period	$145,066	$47,224
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	145,711	145,428
Future income taxes	48,775	-
Loss on disposal of property, plant and equipment ("PP&E")	888	-
Unrealized foreign exchange loss	846	4,229
Stock-based compensation	4,250	2,946
Change in the fair value of derivative instruments	(2,827)	(3,759)
Accrued interest due on notes receivable from Rogers Communications Inc.	(39,013)	-
	303,696	196,068
Change in non-cash working capital items	77,335	(78,361)
	381,031	117,707
Financing activities:
Issuance of long-term debt	212,000	-
Repayment of long-term debt	(263,245)	(171)
Advances of notes receivable from Rogers Wireless Communications Inc.	(148,000)	-
	(199,245)	(171)
Investing activities:
PP&E expenditures	(114,923)	(119,228)
Change in non-cash working capital items related to PP&E expenditures	(39,331)	2,196
Acquisition of spectrum licences	-	(4,765)
	(154,254)	(121,797)
Increase (decrease) in cash	27,532	(4,261)
Cash and cash equivalents (deficiency), beginning of period	(86,194)	54,654
Cash and cash equivalents (deficiency), end of period	$(58,662)	$50,393

Supplemental cash flow information:
Interest paid	$76,039	$43,007
Income taxes paid	1,272	1,868

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Cash provided by (used in):
Decrease in accounts receivable	$23,345	$50,632
Increase in other assets and deferred charges	(43,174)	(40,521)
Increase (decrease) in accounts payable and accrued liabilities	80,887	(90,633)
Increase in unearned revenue	6,722	735
Increase in amounts due to affiliated companies, net	9,555	1,426
	$77,335	$(78,361)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	3	First Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Accounts receivable	$470,979	$501,693
Note receivable from affiliated company	2,000,000	2,000,000
Note receivable from Rogers Wireless Communications Inc.	148,000	-
Interest receivable from affiliated company	49,534	10,521
Other current assets	137,061	93,625
Future tax asset	290,535	290,535
	3,096,109	2,896,374
Property, plant and equipment	2,687,763	2,681,415
Goodwill	148,456	148,456
Intangible assets	886,824	941,132
Deferred charges	46,079	48,339
Future tax asset	330,921	379,696
Other long-term assets	7,733	7,989
	$7,203,885	$7,103,401

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$58,662	$86,194
Accounts payable and accrued liabilities	571,869	554,332
Current portion of long-term debt (note 4)	182,660	182,765
Current portion of fair value of derivative instruments	13,422	13,389
Due to parent and affiliated companies (note 8)	63,523	53,968
Dividend payable to Rogers Communications Inc.	50,753	10,685
Unearned revenue	85,539	78,817
	1,026,428	980,150

Long-term debt (note 4)	4,407,670	4,454,772
Derivative instruments	414,037	421,977
	4,821,707	4,876,749
Shareholders' equity (note 5)	1,355,750	1,246,502
	$7,203,885	$7,103,401

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	4	First Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(874,620)	$(1,249,620)
Net income for the period	145,066	47,224
Dividends on preferred shares	(40,068)	-
Deficit, end of period	$(769,622)	$(1,202,396)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	5	First Quarter 2006

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2006 and 2005

These Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Wireless Inc. and its subsidiaries (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements.

2.    Fido Integration:

During the three months ended March 31, 2006, the Company incurred $3.3 million (2005 - $3.9 million) in integration expenses related to its November 2004 acquisition of Microcell Telecommunications Inc. (“Fido”). Additionally, during the three months ended March 31, 2006, the Company paid $7.4 million related to the liabilities assumed on acquisition and included in the purchase price allocation.

3.    Contributions to Inukshuk Wireless Partnership:

On March 31, 2006, the Company contributed certain assets to Inukshuk Wireless Partnership (“Inukshuk”), a joint venture with Bell Canada, whereby each venturer has a 50% ownership interest. Inukshuk provides wireless broadband internet service in 20 centres across the country. The Company’s contribution on March 31, 2006 consisted of 2.5GHz spectrum with a fair value of $55.0 million and a $6.6 million note receivable. As at and for the three months ended March 31, 2006, proportionately consolidating 50% of Inukshuk resulted in the following increases (decreases) in the accounts of the Company:

Rogers Wireless Inc.	6	First Quarter 2006

(In thousands of dollars)
Current assets	$(7,528)
Long term assets	117,857
Current liabilities	26,298
Revenue	64
Expenses	1,966
Net loss	1,902

4.    Long-term Debt:

		Interest	March 31,	December 31,
(In thousands of dollars)		Rate	2006	2005
(i)	Bank credit facility	Floating	$20,000	$71,000
(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
(iii)	Floating Rate Senior Secured
Notes, due 2010		Floating	641,905	641,245
(iv)	Senior Secured Notes, due 2011	9.625%	571,879	571,291
(v)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi)	Senior Secured Notes, due 2012	7.25%	548,537	547,973
(vii)	Senior Secured Notes, due 2014	6.375%	875,325	874,425
(viii)	Senior Secured Notes, due 2015	7.50%	641,905	641,245
(ix)	Senior Secured Debentures, due 2016	9.75%	180,784	180,598
(x)	Senior Subordinated Notes, due 2012	8.00%	466,840	466,360
(xi)	Mortgage payable, capital leases and other	Various	23,155	23,400
			4,590,330	4,637,537
Less current portion			(182,660)	(182,765)
			$4,407,670	$4,454,772

5.    Shareholders’ Equity:

	March 31,	December 31,
(In thousands of dollars)	2006	2005
Capital stock:
Issued and outstanding-
1,603,628 Class A Common Shares	$96,885	$96,885
1,000,000 First Preferred Shares	2,000,000	2,000,000
Contributed surplus	28,487	24,237
	2,125,372	2,121,122
Deficit	(769,622)	(874,620)
	$1,355,750	$1,246,502

Stock-based compensation:

During the three months ended March 31, 2006, the Company recorded compensation expense of approximately $4.3 million (2005 - $2.9 million) related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The corresponding adjustment was recorded in contributed surplus. The details of these stock-based compensation transactions are as follows:

Rogers Wireless Inc.	7	First Quarter 2006

(a)
The weighted average estimated fair value at the date of the grant for RCI options granted during the three months ended March 31, 2006 was $21.09 per share (2005 - $15.34 per share). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended March 31,
	2006	2005
Risk free interest rate	4.05%	4.01%
Dividend yield	0.33%	0.29%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	38.07%	43.93%
Weighted average expected life of the options	7.0 years	5.58 years

(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. During the three months ended March 31, 2006, the amendment resulted in compensation expense of $1.2 million related to vested options. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of the options	5.6 years

(c)
On March 1, 2006, RCI granted 85,850 performance options to certain employees of the Company. These options vest at an annual rate of 25% provided that certain targeted stock prices of RCI are met. A binomial valuation model was used to determine the $1.5 million fair value of these options granted to employees of the Company at the date of grant. Of this $1.5 million, $0.03 million was recorded as compensation expense in the three months ended March 31, 2006, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Rogers Wireless Inc.	8	First Quarter 2006

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of the options	5.4 years

(d)
During the three months ended March 31, 2006, 26,651 restricted share units of RCI were issued to employees of the Company (2005 - 52,525). As at March 31, 2006, 77,392 restricted share units were outstanding (2005 - 52,525). These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

 6.    Earnings Per Share:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2006	2005
Numerator:
Net income for the period	$145,066	$47,224
Cumulative dividends on First preferred shares	(40,068)	-
Basic and diluted earnings for the period	$104,998	$47,224
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604
Earnings per share for the period - Basic and diluted	$65.46	$29.44

7.    Pensions:

For the three months ended March 31, 2006, the Company made required contributions to the RCI and other pension plans in the amount of $4.1 million (2005 - $2.1 million) resulting in pension expense of the same amount. In addition, the Company recorded an expense for the three months ended March 31, 2006 of nil (2005 - $0.1 million) related to unfunded supplemental executive retirement plans.

8.    Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	March 31,	December 31,
(In thousands of dollars)	2006	2005
RWCI	$41,385	$41,379
RCI	15,564	10,346
Rogers Cable Inc. ("Rogers Cable")	6,574	2,243
	$63,523	$53,968

Rogers Wireless Inc.	9	First Quarter 2006

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

As at March 31, 2006, the Company had a note receivable of $2.0 billion (December 31, 2005 - $2.0 billion) with related interest receivable of $49.5 million (December 31, 2005 - $10.5 million) due from a subsidiary of RCI. In addition, as at March 31, 2006, the Company had a dividend payable of $50.8 million  (December 31, 2005 - $10.7 million) on its First preferred shares due to Rogers Communications Inc. This note receivable and First preferred shares arose as part of an arrangement to transfer tax losses to the controlling shareholder of RCI as described in note 14 of the 2005 Financial Statements.

As at March 31, 2006, the Company had a note receivable of $148.0 million (December 31, 2005 - nil) due from RWCI.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial
	Statement	Three Months Ended March 31,
(In thousands of dollars)	Category	2006	2005
RCI:
Management fees	Management fees	$3,096	$3,006
Rent income	Offset to operating, general and administrative ("OG&A")	(2,504)	(2,155)
Dividend declared	Retained earnings	40,068	-
Wireless products and services	Operating revenue	(307)	(184)
Cost of shared operating expenses	Various	75,034	54,637
Additions to PP&E (1)	PP&E	12,435	8,754
		127,822	64,058
Rogers Cable (2):
Wireless products and services for resale	Operating revenue	(6,692)	(3,160)
Subscriber activation commissions and customer service	OG&A	11,580	6,989
Rent income	Offset to OG&A	(1,481)	(1,283)
Wireless products and services	Operating revenue	(936)	(736)
Consolidated billing services	OG&A	(2,205)	(1,239)
Transmission facilities	Various	326	326
Long distance and roaming expenses	OG&A	5,460	-
Wireless broadband expenses	OG&A	119	-
Billing services	OG&A	545	-
Charges for PP&E (1)	PP&E	-	(125)
		6,716	772
Rogers Media Inc. (2):
Magazine sponsorship	OG&A	198	-
Magazine billing services	OG&A	(21)	-
Advertising	Sales and marketing	709	630
Rent income	Offset to OG&A	(3,005)	(2,845)
Wireless services	Operating revenue	(256)	(455)
		(2,375)	(2,670)
Other RCI subsidiary:
Interest on note receivable	Interest income	(39,452)	-
		$92,711	$62,160

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)	Rogers Cable and Rogers Media Inc. are wholly-owned subsidiaries of the Company’s ultimate parent, RCI.

Rogers Wireless Inc.	10	First Quarter 2006

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three months ended March 31, 2006 and 2005, the total amounts paid by the Company to these related parties were as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$-	$1,240
Interest charges and other financing fees	-	4,080
	$-	$5,320

As disclosed in Note 14 to the consolidated financial statements of the Company for the year ended December 31, 2005, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million.

On April 7, 2006, as part of this arrangement, the Company paid dividends of $53.4 million to RCI on its First preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid the Company interest of $52.6 million on the $2.0 billion note receivable held by the Company (refer to Note 4 of the 2005 Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note.

After these payments of interest and dividends, RWCI subscribed for 10 common shares of the Company for cash consideration of $7.7 million. The Company also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI.

Rogers Wireless Inc.	11	First Quarter 2006